Exhibit 99.1

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

December 31, 2024

Corporate Head Office

250 – 750 West Pender Street

Vancouver, BC

V6C 2T7

Page 1 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Condensed Interim Consolidated Statements of Financial Position

As at December 31, 2024 and March 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	December 31, 2024	March 31, 2024

ASSETS

Current
Cash	$6,375,960	$998,262
Receivables	142,873	146,209
Prepaid expenses and deposits	249,831	340,742
	6,768,664	1,485,213
Non-Current
Prepaid expenses and deposits	56,773	19,231
Exploration and evaluation assets (Note 4)	22,814,614	15,094,413

Total Assets	$29,640,051	$16,598,857

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Notes 5 and 8)	$1,211,377	$1,582,188
Term loans payable (Note 6)	544,552	1,138,520
Flow-through premium liability (Notes 7 and 12)	1,416,512	11,666
	3,172,441	2,732,374
Non-Current
Derivative liability (Note 7)	325,068	656,946
Total Liabilities	3,497,509	3,389,320

Shareholders' Equity
Capital stock (Note 7)	47,406,247	32,123,613
Subscriptions received (Note 7)	-	105,000
Reserves (Note 7)	4,244,891	2,462,047
Deficit	(25,508,596)	(21,481,123)
Total Shareholders’ Equity	26,142,542	13,209,537

Total Liabilities and Shareholders’ Equity	$29,640,051	$16,598,857

Nature of operations and going concern (Note 1)

Approved and authorized on behalf of the Board on February 12, 2025:

(Signed) “Jason Barnard”	(Signed) “Andrew Lyons”
Jason Barnard, Director	Andrew Lyons, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Page 2 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and nine months ended December 31, 2024 and 2023

(Expressed in Canadian Dollars, except for share and per share amounts)

(Unaudited – Prepared by Management)

	For the three-month period ended December 31,		For the nine-month period ended December 31,
	2024	2023	2024	2023

EXPENSES
Consulting (Note 8)	$31,701	$74,408	$124,341	$185,697
Investor relations and promotion (Note 8)	362,654	173,254	1,174,829	436,865
Listing fee	-	6,699	5,000	54,184
Management and director fees (Note 8)	260,347	205,231	594,847	434,131
Office and miscellaneous	78,272	84,180	235,517	173,701
Professional fees	761,556	256,667	1,562,281	989,878
Share-based payments (Notes 7 and 8)	594,236	144,687	706,436	855,461
Transfer agent and filing fees	46,870	19,820	108,173	191,683
Travel	2,135	14,077	10,549	55,855

Loss before other items	(2,137,771)	(979,023)	(4,521,973)	(3,377,455)

Change in fair value of derivatives (Note 7)	103,595	372,285	331,878	558,663
Finance income on sublease	-	-	-	1,314
Foreign exchange loss	(15,867)	(24,607)	(48,622)	(56,252)
Gain on forgiveness of debt (Note 5)	56,424	-	106,624	-
Gain on sublease	-	-	-	2,962
Interest expense (Note 6)	(17,730)	(33,608)	(84,662)	(98,066)
Other income	-	10,013	161	10,810
Penalties and interest	(2,351)	-	(193,262)	-
Realized loss on marketable securities	-	-	-	(1,595)
Recovery of flow-through premium liability (Notes 7 and 12)	764	-	15,916	-
Write-off of prepaid expenses	-	-	-	(1,000)
Unrealized gain on marketable securities	-	-	-	1,850

Net Loss and Comprehensive Loss for the period	$(2,012,936)	$(654,940)	$(4,393,940)	$(2,958,769)

Basic and diluted loss per common share	$(0.23)	$(0.14)	$(0.67)	$(0.68)

Weighted average number of common shares outstanding – Basic and Diluted	8,786,943	4,838,329	6,546,860	4,380,810

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Page 3 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the nine months ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Number of Shares	Capital Stock	Subscriptions received in advance	Share-based payment reserves	Deficit	Total Shareholders’ Equity

Balance, March 31, 2023	3,969,617	$26,449,839	$-	$1,806,894	$(17,869,111)	$10,387,622
Shares issued – private placement (Note 7)	800,000	5,418,400	-	-	-	5,418,400
Share issue costs – paid in cash (Note 7)	-	(657,816)	-	270,400	-	(387,416)
Derivative liability (Note 7)	-	(823,597)	-	-	-	(823,597)
Shares issued – exploration and evaluation assets (Notes 4 and 7)	29,900	235,600	-	-	-	235,600
Shares issued – options exercised (Note 7)	36,000	184,800	-	(53,400)	-	131,400
Shares issued – for services (Note 7)	30,900	187,872	-	-	-	187,872
Share-based payments (Notes 7 and 8)	-	-	-	855,461	-	855,461
Options expired/forfeited	-	-	-	(7,052)	7,052	-
Loss for the period	-	-	-	-	(2,958,769)	(2,958,769)

Balance, December 31, 2023	4,866,417	30,995,098	-	2,872,303	(20,820,828)	13,046,573
Shares issued – private placements (Note 7)	341,592	1,629,268	-	-	-	1,629,268
Warrant premium – on private placements (Note 7)	-	(377,911)	-	107,511	-	(270,400)
Flow-through premium – on private placements (Note 7)	-	(20,143)	-	-	-	(20,143)
Share issue costs – paid in cash (Note 7)	-	177,401	-	-	-	177,401
Subscriptions received in advance (Note 7)	-	-	105,000	-	-	105,000
Finder’s fee warrants – on private placement (Note 7)	-	(280,100)	-	280,100	-	-
Share-based payments (Notes 7 and 8)	-	-	-	55,239	-	55,239
Options expired/forfeited	-	-	-	(853,106)	853,106	-
Loss for the period	-	-	-	-	(1,513,401)	(1,513,401)

Balance, March 31, 2024	5,208,009	32,123,613	105,000	2,462,047	(21,481,123)	13,209,537
Shares issued – exploration and evaluation assets (Notes 4 and 7)	1,836,416	6,866,449	-	-	-	6,866,449
Shares issued – private placements (Note 7)	3,292,971	11,955,379	(105,000)	-	-	11,850,379
Warrant premium on private placements (Note 7)	-	(1,241,375)	-	1,241,375	-	-
Flow-through premium on private placements (Note 7)	-	(1,420,762)	-	-	-	(1,420,762)
Share issue costs – paid in cash (Note 7)	-	(675,557)	-	-	-	(675,557)
Share issue costs – paid in finder’s warrants (Note 7)	-	(201,500)	-	201,500	-	-
Share-based payments (Notes 7 and 8)	-	-	-	706,436	-	706,436
Warrants expired	-	-	-	(22,000)	22,000	-
Options expired/forfeited	-	-	-	(344,467)	344,467	-
Loss for the period	-	-	-	-	(4,393,940)	(4,393,940)

Balance, December 31, 2024	10,337,396	$47,406,247	$-	$4,244,891	$(25,508,596)	$26,142,542

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Page 4 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Condensed Interim Consolidated Statements of Cash Flows

For the nine months ended December 31,

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES

Loss and comprehensive loss for the period	$(4,393,940)	$(2,958,769)
Item not affecting cash:
Share-based payments	706,436	855,461
Interest expense	84,662	98,066
Change in fair value of derivatives	(331,878)	(558,663)
Recovery of flow-through premium liability	(15,916)	-
Finance income on sublease	-	(1,314)
Gain on forgiveness of debt	(106,624)	(10,000)
Shares for services	-	187,872
Realized loss on marketable securities	-	1,595
Unrealized gain on marketable securities	-	(1,850)
Write-off of prepaid	-	1,000
Changes in non-cash working capital items:
Receivables	3,336	93,311
Prepaid expenses and deposits	53,369	(267,841)
Accounts payable and accrued liabilities	27,956	(244,240)
Net cash used in operating activities	(3,972,599)	(2,805,372)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation acquisition costs	(249,319)	(222,211)
Exploration and evaluation expenditures	(1,096,576)	(1,221,855)
Exploration and evaluation recoveries	200,000	100,000
Receipt of sublease payments	-	32,851
Sale proceeds from investment	-	3,155
Net cash used in investing activities	(1,145,895)	(1,308,060)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placements	11,850,379	5,418,400
Share issue costs	(675,557)	(387,416)
Exercise of options	-	131,400
Short-term loan repayment	(600,000)	(30,000)
Short-term loan interest repaid	(78,630)	(104,579)
Repayment of lease obligations	-	(35,813)
Net cash provided by financing activities	10,496,192	4,991,992

Change in cash for the period	5,377,698	878,560
Cash, beginning of period	998,262	574,587

Cash, end of period	$6,375,960	$1,453,147

Cash paid for interest and taxes	$78,630	$104,579

SUPPLEMENT DISCLOSURES WITH RESPECT TO CASH FLOWS (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Page 5 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Foremost Clean Energy Ltd. (formerly Foremost Lithium Resource & Technology Ltd.) (“Foremost” or the "Company") which was incorporated under the laws of the Province of British Columbia, is a public company listed on the Canadian Securities Exchange (the “CSE”) and trades under the symbol FAT and on the NASDAQ Capital Market (“NASDAQ”) under the symbols FMST and FMSTW. The Company’s head office is located at 250 – 750 West Pender Street, Vancouver, BC, V6C 2T7.

On July 5, 2023, the Company consolidated its common shares on the basis of fifty (50) pre-consolidation common shares for one (1) post-consolidation common share. All shares, warrants and stock options in these consolidated financial statements are on post consolidated basis.

On September 30, 2024, the Company changed its name to Foremost Clean Energy Ltd.

The Company is an exploration company focused on the identification and development of high potential mineral opportunities in stable jurisdictions.

Going concern of operations

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at December 31, 2024, the Company has had significant losses resulting in a deficit of $25,508,596 (March 31, 2024 - $21,481,123). In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These material uncertainties cast substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These condensed interim consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

Page 6 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). Accordingly, they do not include all of the information required for full annual financial statements by IFRS Accounting Standards (“IFRS”) for complete financial statements for year-end reporting purposes.

These condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss or fair value through other comprehensive loss, which are stated at their fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and effective as of December 31, 2024. The Board of Directors approved these condensed interim consolidated financial statements for issue on February 12, 2025.

c)	Principles of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

The condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries listed in the following table:

	Country of Incorporation	Principal Activity

Sierra Gold & Silver Ltd. (“Sierra”)	USA	Holding Company
Rio Grande Resources Ltd. (“Rio Grande”)*	Canada	Holding Company

*Rio Grande was newly incorporated on July 19, 2024 for the purpose of the spin-out (Note 13).

3.	MATERIAL ACCOUNTING POLICIES

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited consolidated financial statements as at March 31, 2024. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2024, which have been prepared in accordance with IFRS as issued by IASB and IFRIC.

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FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	EXPLORATION AND EVALUATION ASSETS

During the nine-month period ended December 31, 2024, the following expenditures were incurred on the exploration and evaluation of the Company’s assets:

	Winston Property	Zoro Property	Jean Lake Property	Grass River Property	Jol Lithium Property	Peg North Property	Lac Simard Property	Athabasca Property	Total

Acquisition costs
Balance, March 31, 2024	$1,338,793	$1,909,407	$250,000	$45,255	$11,730	$400,000	$127,153	$-	$4,082,338
Cash	99,189	-	50,000	130	-	100,000	-	-	249,319
Shares	-	-	50,000	-	-	100,000	-	6,716,449	6,866,449
Balance, December 31, 2024	1,437,982	1,909,407	350,000	45,385	11,730	600,000	127,153	6,716,449	11,198,106

Exploration costs
Balance, March 31, 2024	419,233	6,552,532	2,465,023	680,016	45,865	849,406	-	-	11,012,075
Assay	-	55,945	-	-	-	-	-	-	55,945
Drilling	-	42,950	-	-	-	-	-	-	42,950
Geological, consulting, and other	28,940	629,875	8,792	-	6,000	31,931	-	-	705,538
Exploration cost recovery	-	(200,000)	-	-	-	-	-	-	(200,000)
Balance, December 31, 2024	448,173	7,081,302	2,473,815	680,016	51,865	881,337	-	-	11,616,508

Total Balance – December 31, 2024	$1,886,155	$8,990,709	$2,823,815	$725,401	$63,595	$1,481,337	$127,153	$6,716,449	$22,814,614

Page 8 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	EXPLORATION AND EVALUATION ASSETS (Continued)

During the year ended March 31, 2024, the following expenditures were incurred on the exploration and evaluation of the Company’s assets:

	Winston Property	Zoro Property	Jean Lake Property	Grass River Property	Jol Lithium Property	Peg North Property	Lac Simard Property	Total

Acquisition costs
Balance, March 31, 2023	$1,334,548	$1,909,407	$150,000	$43,500	$10,454	$200,000	$-	$3,647,909
Cash	4,245	-	50,000	1,755	1,276	100,000	41,553	198,829
Shares	-	-	50,000	-	-	100,000	85,600	235,600
Balance, March 31, 2024	1,338,793	1,909,407	250,000	45,255	11,730	400,000	127,153	4,082,338

Exploration costs
Balance, March 31, 2023	371,909	4,653,559	2,509,453	596,124	38,365	660,472	-	8,829,882
Assay	-	-	2,669	-	-	15,188	-	17,857
Geological, consulting, and other	47,324	1,898,973	152,901	83,892	7,500	173,746	-	2,364,336
Exploration cost recovery	-	(100,000)	(100,000)	-	-	-	-	(200,000)
Balance, March 31, 2024	419,233	6,452,532	2,565,023	680,016	45,865	849,406	-	11,012,075

Total Balance – March 31, 2024	$1,758,026	$8,361,939	$2,815,023	$725,271	$57,595	$1,249,406	$127,153	$15,094,413

Page 9 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	EXPLORATION AND EVALUATION ASSETS (Continued)

Winston Property

Ivanhoe/Emporia claims

In accordance with the terms and conditions of the underlying Ivanhoe/Emporia purchase agreement, the Optionors agreed to sell and convey Ivanhoe/Emporia Claims for the purchase price of $500,000 USD of which $361,375 USD remained due owing to the Robert Howe Educational Trust (“RHET”) upon closing on May 17, 2017. The Buyer agreed to pay RHET a monthly royalty equal to the greater of the Minimum Monthly Royalty or Production Royalty determined in accordance with the following table:

Monthly Average Silver Price/Oz	Minimum Monthly Royalty (In USD)	Production Royalty %
Less than $5.00	$125	3%
$5.00 ~ $6.99	$250	4%
$7.00 ~ $8.99	$500	5%
$9.00 ~ $10.99	$1,000	6%
$11.00 ~ $14.99	$1,500	7%
$15 or greater	$2,000	8%

All royalty payments made to RHET under the Minimum Monthly Royalty or Production Royalty of the agreement will be credited against the purchase price. As of December 31, 2024, past payments totaling $225,255 USD (March 31, 2024 - $201,535 USD) have been applied against the $500,000 USD purchase price. The remaining purchase price of $274,745 USD (March 31, 2024 - $298,465 USD) may be satisfied in the form of ongoing advance royalty payments or lump-sum payment to finalize the property purchase. The accrued minimum monthly royalty payments outstanding as of December 31, 2024, totals $362,644 or $252,125 USD (March 31, 2024 - $301,967, or $222,975 USD), which is included in the accounts payable and accrued liabilities. Only the permanent production royalty of 2% of NSR on all ore mined on the Ivanhoe and Emporia lode claims, will remain as an encumbrance after the property has been purchased.

Zoro Property

The Company announced on January 4, 2024 that a $300,000 grant shall be received from the Manitoba Government for the Zoro Lithium Property to fund further exploration and development. During the year ended March 31, 2024, the Company received $100,000 of the $300,000 grant. The remaining $200,000 grant was received during the nine-month period ended December 31, 2024.

Page 10 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	EXPLORATION AND EVALUATION ASSETS (Continued)

Jean Lake Property

The option agreement provides that in order for the Company to earn a 100% interest in the project it is required to make the following cash payments and share issuances to Mount Morgan Resources Ltd. and incur the following project exploration expenditures as follows:

a)	pay $25,000 in cash (paid) and issue common shares of the Company having a value of $25,000 (5,000 shares issued) on or before August 1, 2021;
b)	pay $50,000 in cash (paid), issue $50,000 in common shares (6,704 shares issued) and incur $50,000 in exploration expenditures (incurred) on or before July 30, 2022;
c)	pay $50,000 in cash (paid), issue $50,000 in common shares (6,128 shares issued) and incur $100,000 (accumulated) in exploration expenditures (incurred) by July 30, 2023;
d)	pay $50,000 in cash (paid) issue $50,000 (12,106 shares issued) in common shares and incur $150,000 (accumulated) in exploration expenditures (incurred) by July 30, 2024; and
e)	pay $75,000 in cash, issue $75,000 in common shares and incur $200,000 (accumulated) in exploration expenditures (incurred) by July 30, 2025.

Once the Company earns the interest, the Company will grant a 2% NSR to Mount Morgan Resources Ltd. The NSR may be reduced to 1% by the Company’s payment of $1,000,000 to the NSR holder.

During the year ended March 31, 2023, the Company entered into an agreement with the Manitoba Government to receive a grant of $300,000 for exploration work on the Jean Lake and received $200,000 during the year ended March 31, 2023. The remaining $100,000 was received during the year ended March 31, 2024.

Grass River Property

During the nine-month period ended December 31, 2024, the Company incurred $130 (March 31, 2024 -$1,755) in claim filing fees.

Jol Lithium Property

During the year ended March 31, 2023, the Company entered into an agreement and acquired a 100% interest in the MB3530 claim located in the Snow Lake area of Manitoba. To earn the interest, the Company paid $8,000 and issued $2,454 in shares (364 shares issued). The property is subject to a 2% NSR.

Page 11 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	EXPLORATION AND EVALUATION ASSETS (Continued)

Peg North Property

During the year ended March 31, 2023, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims located in the Snow Lake mining district in Manitoba. Under the terms of the option agreement (the "First Option"), in consideration for making aggregate cash payments of $750,000, issuing Strider Resources common shares having an aggregate value of $750,000, and incurring an aggregate of $3,000,000 in exploration expenditures on or before the fifth anniversary, the Company has the right to acquire a 100% interest in the Peg North Claims, subject only to a 2% net smelter return royalty granted to Strider (the "NSR"). The obligations under the First Option can be considered fulfilled under the terms as outlined in the schedule below:

a)	cash payments of $750,000 as follows:
i)	a cash payment of $100,000 on or before June 23, 2022 (paid);
ii)	a cash payment of $100,000 on or before June 28, 2023 (paid);
iii)	a cash payment of $100,000 on or before June 28, 2024 (paid);
iv)	a cash payment of $150,000 on or before June 28, 2025;
v)	a cash payment of $150,000 on or before June 28, 2026;
vi)	a cash payment of $150,000 on or before June 28, 2027; and

b)	the issuance of $750,000 in shares of the Company as follows:
i)	the issuance of $100,000 in common shares on or before June 23, 2022 (issued 10,526 shares);
ii)	the issuance of $100,000 in common shares on or before June 9, 2023 (issued 13,072 shares);
iii)	the issuance of $100,000 in common shares on or before June 28, 2024; (issued 28,818 shares);
iv)	the issuance of $150,000 in common shares on or before June 28, 2025;
v)	the issuance of $150,000 in common shares on or before June 28, 2026;
vi)	the issuance of $150,000 in common shares on or before June 28, 2027; and

c)	Incurring exploration expenditures totaling $3,000,000 due on or before June 9, 2027 (incurred cumulative exploration expenditures of $881,337 through December 31, 2024.

Provided that the First Option has been exercised, the Company may purchase from Strider one half (1%) of the NSR for a cash payment of $1,500,000 (the “Second Option”) at any time prior to commencement of commercial production.

Lac Simard South Property

During the year ended March 31, 2024, the Company entered into an agreement, and earned a 100% interest in, the Lac Simard South property located in Quebec by paying $35,000 (paid) and issuing 10,700 common shares (issued and valued at $85,600).

Page 12 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	EXPLORATION AND EVALUATION ASSETS (Continued)

Athabasca Property

During the nine-month period ended December 31, 2024, the Company entered into an option agreement with Denison Mines Corp. (“Denison”) to acquire up to a 70% interest in exploration properties in the Athabasca Basin in Northern Saskatchewan (the “Exploration Properties”). To earn the interest, the Company has to make the following cash payments, share issuances and incur project exploration expenditures in 3 phases:

Phase 1

During the nine-month period ended December 31, 2024, the Company earned an initial 20% interest in the Exploration Properties (14.03% for Hatchet Lake) by:

•	Issuing 1,369,810 common shares (issued and valued at $5,205,278) to Denison;
•	appointing a Technical Advisor to Foremost at Denison's election; and
•	entering into an Investors Rights Agreement providing for, among other things: the appointment by Denison of up to two (2) individuals to the board of directors of Foremost; and a pre-emptive equity participation right for Denison to maintain a 19.95% equity interest in Foremost.

The Company also issued 425,682 common shares to arm’s length parties for finders and advisory fees valued at $1,511,171.

Phase 2

To earn an additional 31% interest in the Exploration Properties (21.75% for Hatchet Lake), on or before October 4, 2027, the Company must:

•	pay $2,000,000 to Denison in cash or common shares or a combination thereof;
•	incur $8,000,000 in exploration expenditures on the Exploration Properties.

If the conditions of Phase 2 are not satisfied, the Company shall forfeit the entirety of its interests in and rights to the Exploration Properties.

Phase 3

To earn an additional 19% interest in the Exploration Properties (15.22% for Hatchet Lake), on or before October 4, 2030, and on the successful completion of Phase 2, Foremost must:

•	pay $2,500,000 to Denison in cash or common shares or a combination thereof;
•	incur a further $12,000,000 in exploration expenditures on the Exploration Properties.

If the conditions of Phase 3 are not satisfied, the Company shall forfeit a portion of its interests in and rights to the Exploration Properties such that Denison's interests in each of the Exploration Properties will be increased to 51% and operatorship shall revert to Denison.

Upon completion Phase 3 of the Option Agreement, the parties will enter into a joint venture agreement in respect of each of the Exploration Properties.

Page 13 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payables and accrued liabilities for the Company are broken down as follows:

	December 31, 2024	March 31, 2024

Trade payables	$75,389	$1,101,757
Tax late filing penalty	204,429	-
Advance royalty payable (Note 4)	362,644	301,967
Accrued liabilities	444,193	91,484
Due to related parties (Note 8)	124,722	86,980

Trade payables	$1,211,377	$1,582,188

During the year ended December 31, 2021, the Company received a loan of $40,000 from the Canada Emergency Business Account to provide emergency support to businesses due to the impact of COVID-19. The Company repaid $30,000 and recorded the remaining $10,000 as other income in profit and loss as the balance was forgiven during the three-month and nine-month period ended December 31, 2023.

During the three-month period ended December 31, 2024, the Company wrote-off $Nil (three-month period ended December 31, 2023 - $Nil) in accrued liabilities and settled $181,424 accounts payable for $125,000, resulting in a gain on forgiveness of debt of $56,424 (three-month period ended December 31, 2023 - $Nil). During the nine-month period ended December 31, 2024, the Company wrote-off $50,200 (nine-month period ended December 31, 2023 - $Nil) in accrued liabilities and settled $181,424 accounts payable for $125,000, resulting in a gain on forgiveness of debt of $106,624 (nine-month period ended December 31, 2023 - $Nil).

6.	TERM LOANS PAYABLE

	December 31, 2024	March 31, 2024
Loan payable on demand, unsecured with 10% interest per annum, no fixed term	$5,000	$5,000
Loan payable on October 4, 2025, secured, with 9%-11.35% interest per annum	539,552	1,133,520

Total payable	$544,552	$1,138,520
Short-term portion	544,552	1,138,520
Long-term portion	$-	$-

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (collectively, the “Loan”), included in short-term loans payable, with Jason Barnard, CEO, and Christina Barnard, COO, of the Company. The terms of the Loan have been amended several times, as detailed below:

Initial Terms (May 10, 2022): Interest rate of 8.35% per annum, payable monthly, with a maturity date of May 10, 2023.

Amendment 1 (May 1, 2023): The interest rate was increased to 11.35% per annum. The maturity date was extended to May 10, 2024.

Amendment 2 (April 26, 2024): The maturity date was extended to May 10, 2025.

Amendment 3 (October 4, 2024): The Loan was revised to exclude the newly optioned Denison properties as collateral, and the interest rate was reduced to 9% per annum, effective through to October 4, 2025.

Page 14 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

6.	TERM LOANS PAYABLE (Continued)

The Company incurred $19,476 (three-month period ended December 31, 2023 - $32,771) and paid $13,444 (three-month period ended December 31, 2023 - $22,117) in interest on the Loan during the three-month period ended December 31, 2024. The Company incurred $84,662 (nine-month period ended December 31, 2023 - $98,066) in interest and paid an aggregate of $600,000 (nine-month period ended December 31, 2023 - $Nil) in principal and $78,630 (nine-month period ended December 31, 2023 - $104,579) in interest on the Loan during the nine-month period ended December 31, 2024.

7.	CAPITAL STOCK AND RESERVES

Authorized capital stock

Unlimited number of common shares without par value.

Issued capital stock

All issued shares are fully paid.

During the nine-month period ended December 31, 2024, the Company:

a)	closed a non-brokered private placement issuing 247,471 flow-through units consisting of one flow-through common share and one non-flow-through common share purchase warrant at $5.88 per unit for gross proceeds of $1,455,129 (of which $105,000 was received in March 2024 as subscriptions received in advance), of which $480,000 was allocated to the warrant component of the unit and recorded in share-based payment reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until April 29, 2026. A value of $57,012 was attributed to the flow-through premium liability in connection with the financing. If at any time, the volume-weighted average trading price of the common shares on the CSE trades on or above $6.00 for 14 consecutive trading days, the Company may elect to accelerate the expiry date of the warrants by giving notice to the holders, by way of a news release, that the warrants will expire 30 calendar days following the date of such notice. The Company paid a cash finder’s fees of $175 and granted 51 finder’s warrants (valued at $100), entitling the holder to purchase one common share at a price of $3.40 per share until April 29, 2026. All securities issued will be subject to a hold period of four months and one day from the date of issuance. The Company also incurred legal and filing fees of $22,869 related to the private placement. The Company is committed to incur a total of $1,455,129 of qualifying Canadian Exploration Expenses (“CEE”) on or before December 31, 2025. As at December 31, 2024, the Company has incurred $108,463 in qualifying CEE.

b)	issued 28,818 common shares at a value of $100,000 as part of the annual payment due under the Peg North Property option agreement (see Note 4).

c)	issued 12,106 common shares at a value of $50,000 as a part of the acquisition payments for the Jean Lake option agreement (see Note 4).

d)	issued 1,795,492 common shares at a value of $6,716,449 pursuant to the acquisition of Athabasca Property (see Note 4).

e)	closed a non-brokered private placement issuing 1,473,000 units consisting of one common share and one common share purchase warrant at $3.00 per unit for gross proceeds of $4,419,000, of which $368,250 was allocated to the warrant component of the unit and recorded in share-based payment reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until November 14, 2026.

Page 15 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	CAPITAL STOCK AND RESERVES (Continued)

The Company also issued 1,022,500 flow-through units consisting of one flow-through common share and one flow-through common share purchase warrant for $3.50 per unit for gross proceeds of $3,578,750, of which $255,625 was allocated to the warrant component of the unit and recorded in share-based payment reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until November 14, 2026. A value of $511,250 was attributed to the flow-through premium liability in connection with the financing. The Company is committed to incur a total of $3,578,750 of qualifying Canadian Exploration Expenses (“CEE”) on or before December 31, 2025. As at December 31, 2024, the Company has incurred $Nil in qualifying CEE.

The Company also issued 550,000 charitable flow-through units consisting of one charitable flow-through common share and one non-flow-through common share purchase warrant for $4.55 per unit for gross proceeds of $2,502,500, of which $137,500 was allocated to the warrant component of the unit and recorded in share-based payment reserves. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.00 until November 14, 2026. A value of $852,500 was attributed to the charitable flow-through premium liability in connection with the financing. The Company is committed to incur a total of $2,502,500 of qualifying Canadian Exploration Expenses (“CEE”) on or before December 31, 2025. As at December 31, 2024, the Company has incurred $Nil in qualifying CEE.

In connection with these financings, the Company paid a cash finder’s fees of $570,015 and granted 162,730 non-transferable finder’s warrants (valued at $201,400). Each finder’s warrant is exercisable for one common share of the Company at a price of $3.00 per common share until November 14, 2026. The Company also paid other share issuance costs of $82,673.

Stock Incentive Plan:

The Board of Directors adopted the Company’s 2023 Stock Incentive Plan under which allows the Company to grant equity-based incentive awards (each, an “Award”) in the form of stock options (“Options”), restricted stock units (“RSUs”), preferred stock units (“PSUs”) and deferred stock units (“DSUs”) to executive, officers, directors, employees, and consultants. The Stock Incentive Plan was ratified by shareholders at the Annual General and Special Meeting (“AGSM”) on December 20, 2024, and is a fixed number share plan providing an aggregate maximum number of common shares that may be issued upon the exercise or settlement of Awards granted under the plan, not to exceed 1,500,000 common shares, subject to the adjustment provisions provided within the plan.

Stock options:

The Company’s Stock Option plan allows for the Board to grant stock options to Executives Officers, Directors, employees and consultants up to 10% of the issued and outstanding common stock of the Company.

During the nine-month period ended December 31, 2024, the Company:

a)	granted stock options for 36,000 shares to a consultant of the Company. The options are exercisable at $3.91 (USD $2.84) per share until July 23, 2029 with an estimated fair value of $112,200 and vested immediately.

b)	had 72,500 stock options that were cancelled and/or forfeited, resulting in an allocation of share-based reserves of $344,467 to deficit.

Page 16 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	CAPITAL STOCK AND RESERVES (Continued)

Stock options (Continued):

c)	granted stock options for 83,194 shares to director and officers of the Company. The options are exercisable at $2.76 per share until April 1, 2029 with an estimated fair value of $167,600.
•	51,323 stock options vested immediately.
•	31,871 stock options vest equally over a three-year period.
•	During the three-month and nine-month period ended December 31, 2024, the Company recorded share-based compensation of $113,676 for the vested portion of the stock options.

d)	granted stock options for 55,000 shares to consultants of the Company. The options are exercisable at $2.76 per share until November 15, 2027 with an estimated fair value of $91,100 and vest immediately.

e)	granted stock options for 36,815 shares to a director, an officer and consultants of the Company. The options are exercisable at $2.76 per share until November 15, 2029 with an estimated fair value of $77,400 and vested immediately.

During the three-month and nine-month periods ended December 31, 2024, the Company recorded $282,176 (three-month period ended December 31, 2023 - $128,900) and $394,376 (nine-month period ended December 31, 2023 - $808,100) as share-based compensation for stock options.

Stock option transactions for the nine-month period ended December 31, 2024, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2024	Granted	Exercised	Forfeited / Expired	Balance December 31, 2024	Exercisable

March 8, 2025	$15.50	4,000	-	-	-	4,000	4,000
September 2, 2025	$12.75	20,000	-	-	-	20,000	20,000
September 6, 2025	$13.75	8,000	-	-	-	8,000	8,000
November 20, 2025	$4.00	6,000	-	-	-	6,000	6,000
December 2, 2025	$9.00	62,000	-	-	(20,000)	42,000	42,000
December 13, 2025	$9.50	21,000	-	-	-	21,000	21,000
March 26, 2026	$3.30	20,000	-	-	-	20,000	20,000
August 25, 2026	$5.65	17,500	-	-	-	17,500	17,500
September 6, 2026	$6.60	40,000	-	-	(7,500)	32,500	32,500
November 1, 2026	$7.50	10,000	-	-	-	10,000	10,000
December 4, 2026	$5.47	20,000	-	-	-	20,000	20,000
November 15, 2027	$2.76	-	55,000	-	-	55,000	55,000
September 6, 2028	$6.60	85,000	-	-	(25,000)	60,000	60,000
February 15, 2029	$3.98	20,000	-	-	(20,000)	-	-
July 23, 2029	$3.91	-	36,000	-	-	36,000	36,000
April 1, 2029	$2.76	-	83,194	-	-	83,194	51,323
November 15, 2029	$2.76	-	36,815	-	-	36,815	36,815

Total		333,500	211,009	-	(72,500)	472,009	440,138

Weighted average exercise price		$7.38	$2.94	$-	$6.54	$5.53	$5.53

Weighted average remaining life (years)		2.61				2.81

Page 17 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	CAPITAL STOCK AND RESERVES (Continued)

Stock options (Continued):

Stock option transactions for the year ended March 31, 2024, are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Forfeited / Expired	Balance March 31, 2024	Exercisable

March 1, 2024	$16.50	15,000	-	-	(15,000)	-	-
November 14, 2024	$3.65	-	36,000	(36,000)	-	-	-
March 8, 2025	$15.50	4,000	-	-	-	4,000	4,000
September 2, 2025	$12.75	20,000	-	-	-	20,000	20,000
September 6, 2025	$13.75	8,000	-	-	-	8,000	8,000
November 20, 2025	$4.00	6,000	-	-	-	6,000	6,000
December 2, 2025	$9.00	62,000	-	-	-	62,000	62,000
December 13, 2025	$9.50	31,000	-	-	(10,000)	21,000	21,000
January 15, 2026	$7.25	35,300	-	-	(35,300)	-	-
March 26, 2026	$3.30	-	20,000	-	-	20,000	20,000
August 25, 2026	$5.65	-	17,500	-	-	17,500	17,500
September 6, 2026	$6.60	-	40,000	-	-	40,000	40,000
November 1, 2026	$7.50	10,000	-	-	-	10,000	10,000
December 4, 2026	$5.47	-	20,000	-	-	20,000	20,000
February 16, 2027	$17.50	20,000	-	-	(20,000)	-	-
September 6, 2028	$6.60	-	85,000	-	-	85,000	85,000
February 15, 2029	$3.98	-	20,000	-	-	20,000	20,000
	$-	-	-	-	-	-	-

Total		211,300	238,500	(36,000)	(80,300)	333,500	333,500

Weighted average exercise price		$10.81	$5.87	$4.70	$9.95	$7.38	$7.38

Weighted average remaining life (years)		2.57				2.61

The average market price of the 36,000 options exercised was $4.95 per share.

The fair value of stock options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions.

	For the nine months ended December 31, 2024	For the year ended March 31, 2024

Fair value per option	$2.13	$5.42
Exercise price	$2.96	$5.49
Expected life (years)	4.23	3.50
Interest rate	3.14%	4.17%
Annualized volatility (based on historical volatility)	103%	108%
Dividend yield	0.00%	0.00%

Page 18 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	CAPITAL STOCK AND RESERVES (Continued)

Performance Stock Options:

During the three-month and nine-month period ended December 31, 2024, the Company recorded $Nil (three-month period ended December 31, 2023 - $15,787) and $Nil (nine-month period ended December 31, 2023 - $47,361) as share-based compensation for performance stock options.

During the year ended March 31, 2024, 15,000 performance stock options expired. No performance stock option transactions were incurred during the three-month and nine-month period ended December 31, 2024.

As at December 31, 2024, no performance stock option was outstanding.

Restricted Share Units:

The terms and conditions of vesting of each granted are determined by the Board at the time of the grant in accordance with the Company’s Stock Incentive Plan. The Company use the fair value method to recognize the obligation and compensation expense associated with the restricted share units (“RSUs”). The fair value of RSUs issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU, the carrying amount is recorded as an increase in common share capital and a reduction in the liability.

During the nine-month period ended December 31, 2024, the Company granted 222,491 RSUs to certain directors, officers and consultants of the Company. The total estimated fair value of the RSUs granted was $605,176 based on the market value of the Company’s shares at the grant date. The fair value of each RSUs is recorded as share-based payments over the vesting period. These RSUs will vest as follows:

•	79,317 RSUs vested immediately.
•	48,138 RSUs - 40,276 vest on April 1, 2025 and 7,862 vested immediately upon the resignation of a director.
•	89,674 RSUs vest equally over a three-year period starting on April 1, 2025.
•	5,362 RSUs vest on November 15, 2025.

During the three-month and nine-month period ended December 31, 2024, the Company recorded $312,060 (three-month and nine-month period ended December 31, 2023 - $Nil) in share-based payments relating to the portion of the RSUs vesting through the period.

Restricted share unit transactions for the nine-month period ended December 31, 2024, are summarized as follows:

Grant Date	Balance March 31, 2024	Granted	Exercised	Forfeited / Expired	Balance December 31, 2024	Exercisable

November 15, 2024	-	222,491	-	-	222,491	87,179

Page 19 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	CAPITAL STOCK AND RESERVES (Continued)

Warrants:

A continuity of the warrants for the nine-month period ended December 31, 2024, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2024	Granted	Exercised	Forfeited / Expired	Balance December 31, 2024

August 24, 2028	$	USD 6.25	800,000	-	-	-	800,000
March 13, 2026		$4.00	341,592	-	-	-	341,592
April 29, 2026		$4.00	-	247,471	-	-	247,471
November 14, 2026		$4.00	-	640,500	-	-	640,500
November 14, 2026		$4.00	-	832,500	-	-	832,500
November 14, 2026		$4.00	-	1,022,500	-	-	1,022,500
November 14, 2026		$4.00	-	550,000	-	-	550,000

Total			1,141,592	3,292,971	-	-	4,434,563

Weighted average exercise price			$5.58	$4.00	$-	$-	$4.41

Weighted average remaining life (years)			3.67				2.29

A continuity of the warrants granted for the year ended March 31, 2024, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2023	Granted	Exercised	Forfeited / Expired	Balance March 31, 2024

December 2, 2023		$6.50	24,000	-	-	(24,000)	-
August 24, 2028	$	USD 6.25	-	800,000	-	-	800,000
March 13, 2026		$4.00	-	341,592	-	-	341,592

Total			24,000	1,141,592	-	(24,000)	1,141,592

Weighted average exercise price			$6.50	$5.58	$-	$6.50	$5.58

Weighted average remaining life (years)			0.67				3.67

The fair value of warrants was allocated to reserves and calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the nine months ended December 31, 2024	For the year ended March 31, 2024

Fair value per warrant	$1.94	$3.77
Exercise price	$4.00	$4.00
Expected life (years)	2.00	2.00
Interest rate	4.30%	3.50%
Annualized volatility (based on historical volatility)	100%	111%
Dividend yield	0.00%	0.00%

Page 20 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	CAPITAL STOCK AND RESERVES (Continued)

Warrants (continued):

The Company records warrants with an exercise price that is in a currency that is different from the functional currency as a derivative liability. Any gains or losses are recorded in the consolidated statements of comprehensive loss as they relate to the issue of warrants recorded on the Company’s statement of financial position as a derivative liability measured at fair value through profit or loss. The fair value of the 800,000 transferrable warrants ($823,597) issued on August 24, 2023, are valued based on the price as quoted on the NASDAQ. The warrant derivative liability was calculated using following assumptions:

	As at December 31, 2024	As at March 31, 2024	As at August 24, 2023

Number of warrants outstanding	800,000	800,000	800,000
Warrant price at valuation date	$0.28 USD	$0.61 USD	$0.76 USD
Exchange rate	1.43835	1.35397	1.35460
Fair value of warrants outstanding (derivative liability)	$325,068	$656,946	$823,597

Agent warrants:

A continuity of the agent warrants granted for the nine-month period ended December 31, 2024 is as follows:

Expiry Date	Exercise Price		Balance March 31, 2024	Granted	Exercised	Expired		Balance December 31, 2024

July 19, 2024		$10.00	5,765	-	-	(5,765	)*	-
March 13, 2026		$3.40	3,274	-	-	-		3,274
April 29, 2026		$3.40	-	51	-	-		51
November 14, 2026		$3.00	-	162,730	-	-		162,730
August 21, 2028	$	USD 6.25	40,000	-	-	-		40,000

Total			49,039	162,781	-	-		206,055

Weighted average exercise price			$6.50	$3.00	$-	$-		$3,64

Weighted average remaining life (years)			2.94					2.20

* 5,765 agent warrants expired, resulting in an allocation of share-based reserves of $22,000 to deficit.

A continuity of the agent warrants granted for the year ended March 31, 2024 is as follows:

Expiry Date	Exercise Price		Balance March 31, 2023	Granted		Exercised	Cancelled / Expired	Balance March 31, 2024

August 19, 2024		$10.00	5,765		-	-	-	5,765
March 13, 2026		$3.40	-		3,274	-	-	3,274
August 21, 2028	$	USD 6.25	-		40,000	-	-	40,000

Total			5,765		43,274	-	-	49,039

Weighted average exercise price			$10.00	$ $	USD 6.25 CAD 3.40	$-	$-	$6.50

Weighted average remaining life (years)								2.94

Page 21 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	CAPITAL STOCK AND RESERVES (Continued)

Agent warrants (continued):

The fair value of agent warrants was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the nine months ended December 31, 2024	For the year ended March 31, 2024

Fair value per agent warrants	$1.24	$7.95
Exercise price	$3.00	$8.09
Expected life (years)	2.00	4.78
Interest rate	3.18%	4.09%
Annualized volatility	85.95%	113%
Dividend yield	0.00%	0.00%

8.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration that was paid or accrued to the directors and other members of key management personnel during the three-month and nine-month period ended December 31, 2024 and 2023 was as follows:

	Management fees	Consulting fees	Share-based payments	Total

Three-month Period ended December 31, 2024
Current and former directors, officers and companies controlled by them	$260,346	$-	$444,165	$704,511

Three-month Period ended December 31, 2023
Current and former directors, officers and companies controlled by them	$205,231	$54,923	$75,500	$335,654

	Management fees	Consulting fees	Share-based payments	Total

Nine-month Period ended December 31, 2024
Current and former directors, officers and companies controlled by them	$594,846	$-	$444,165	$1,039,011

Nine-month Period ended December 31, 2023
Current and former directors, officers and companies controlled by them	$434,131	$116,123	$651,125	$1,201,379

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FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	RELATED PARTY TRANSACTIONS (Continued)

Additionally, please refer to Note 6 on the short-term related party Loan payable.

During the nine-month period ended December 31, 2024, the Company issued 1,369,810 common shares to Denison pursuant to the option agreement. Please refer to Notes 4 and 7. No other fee was paid or accrued to Denison during the nine-month period ended December 31, 2024.

The amounts due to related parties included in accounts payable and accrued liabilities are unsecured, non-interest bearing, and have no specific terms of repayment, and are as follows:

	December 31, 2024	March 31, 2024

Current and former directors, officers and companies controlled by them	$124,722	$86,980

9.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	December 31, 2024	March 31, 2024

Exploration and evaluation assets:
Canada	$20,928,459	$13,336,387
United States	1,886,155	1,758,026

	$22,814,614	$15,094,413

10.	FINANCIAL RISK MANAGEMENT

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from the year ended March 31, 2024.

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FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	FINANCIAL RISK MANAGEMENT (Continued)

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The fair value of the Company’s derivative liability was calculated using Level 1 inputs.

The carrying value of cash, receivables, accounts payable and accrued liabilities, and short-term loans payable approximate their fair value because of the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of cash. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2024, the Company had a cash balance of $6,375,960 (March 31, 2024 - $998,262) to settle current liabilities of $3,172,441 (March 31, 2024 - $2,732,374). All of the Company’s financial liabilities, except only certain loans payable, have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

Page 24 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	FINANCIAL RISK MANAGEMENT (Continued)

Financial risk factors (Continued)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. The Company does not have material net assets held in a foreign currency.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. The Company does not currently generate revenue so has limited exposure to price risk.

11.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

During the nine-month period ended December 31, 2024, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities was $377,925 related to exploration and evaluation assets;
b)	issued 1,836,416 common shares with a fair value of $6,866,449 for the acquisition of exploration and evaluation assets; and
c)	issued 162,781 agent warrants valued at $201,500 relating to private placements.

During the nine-month period ended December 31, 2023, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities was $341,831 related to exploration and evaluation assets;
b)	issued 29,900 common shares with a fair value of $235,600 for the acquisition of exploration and evaluation assets;
c)	issued 40,000 underwriter/agent warrants valued at $270,400 for the public offering in the United States; and
d)	issued 30,900 common shares at a value of $187,872 to non-related consulting firm for services.

During the year ended March 31, 2024, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities was $670,068 related to exploration and evaluation assets;
b)	issued 29,900 common shares with a fair value of $235,600 for the acquisition of exploration and evaluation assets;
c)	issued 40,000 underwriter/agent warrants valued at $270,400 for the public offering in the United States; and
d)	issued 30,900 common shares at a value of $187,872 to non-related consulting firm for services.

Page 25 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

12.	COMMITMENTS

Flow-through expenditures

The Company issued flow-through shares and any resulting flow-through share premium was recorded as a flow-through premium liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium liability is then recorded in profit or loss.

During the year ended March 31, 2024, the Company raised $1,109,268 through the issuance of flow-through private placement and is committed to spend this amount on qualifying Canadian exploration expenditures by December 31, 2025. As of December 31, 2024, the Company has fulfilled $1,109,268 of the required flow-through spending obligation.

During the nine months ended December 31, 2024, the Company raised $7,536,379 through the issuance of flow-through and charitable flow-through private placements and is committed to spend this amount on qualifying Canadian exploration expenditures by December 31, 2025. As of December 31, 2024, the Company has fulfilled $108,463 of the required flow-through spending obligation and as such the commitment has been reduced to $7,427,916. See Note 7.

The flow-through premium liability is comprised of:

	December 31, 2024	March 31, 2024

Balance, opening	$11,666	$-
Addition	1,420,762	20,143
Recovery of flow-through premium liability	(15,916)	(8,477)

Balance, closing	$1,416,512	$11,666

During the three months and nine months ended December 31, 2024, the Company has recognized a recovery of flow-through premium liability of $764 and $$15,916 in profit or loss, respectively.

13.	SPIN-OUT TRANSACTION

On July 29, 2024, the Company entered into an Arrangement Agreement, which was amended and restated on November 4, 2024, to spin out 100% of the shares of Sierra, into Rio Grande, by way of a plan of arrangement (the “Arrangement”). On January 31, 2025, Foremost and Rio Grande completed the spin-out transaction.

As a condition to the completion of the Arrangement, Rio Grande issued:

i)	A $677,450 promissory note (the “Rio Grande Promissory Note”) to a related party, namely Jason Barnard and Christina Barnard, due for payment on or before November 5, 2027. The Rio Grande Promissory Note bears interest of 8.95% per annum, starting four (4) months from the effective date of the Arrangement (the “Effective Date”). The full amount of the Rio Grande Promissory Note must be settled by Rio Grande using funds from its first and, as necessary, subsequent financing(s) following completion of the Arrangement. The Rio Grande Promissory Note is secured by a general security agreement.

Page 26 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

13.	SPIN-OUT TRANSACTION (Continued)

ii)	A $520,000 promissory note (the “Foremost Promissory Note”) to a related party, namely Foremost, due for repayment on or before November 5, 2027. The Foremost Promissory Note bears interest of 8.95% per annum, starting four (4) months from the Effective Date. The Foremost Promissory Note is unsecured.

Pursuant to the terms of the Arrangement, Foremost will (i) transfer to Rio Grande the right to collect receivables in respect of all amounts outstanding from Sierra to Foremost as at the Effective Date and (ii) will assign and transfer to Rio Grande all of the issued and outstanding Sierra Shares in consideration for Rio Grande issuing to Foremost such number of Rio Grande Shares as is equal to the quotient obtained by dividing by 0.8005 the product obtained by multiplying the number of Foremost Shares issued and outstanding immediately prior to the effective time on the Effective Date (the (“Effective Time”) by two (2).

Notwithstanding Foremost’s equity incentive plan (the “Foremost Incentive Plan”), each stock option of Foremost (the “Foremost Options”) entitling the holder thereof to acquire one (1) Foremost Share outstanding immediately prior to the Effective Date shall be simultaneously surrendered and transferred by the holder thereof to Foremost (free and clear of any encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

i)	0.9136 of each Foremost Option held immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement Option to acquire one (1) Foremost Share issued in connection with the Arrangement (the “New Foremost Shares”) having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Foremost Share determined immediately prior to this divided by the total fair market value of a new Foremost Share and the fair market value of two (2) Rio Grande Shares determined immediately prior to the Effective Time; and

ii)	0.0864 of each Foremost Option held immediately prior to the Effective Time shall be transferred and exchanged for two (2) stock options of Rio Grande (each a “Rio Grande Option”), with each whole Rio Grande Option entitling the holder thereof to acquire one (1) Rio Grande Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Rio Grande Share determined immediately prior to this divided by the total of the fair market value of a new Foremost Share and the fair market value of two (2) Rio Grande Shares at the Effective Time.

Notwithstanding the Foremost Incentive Plan, each restricted share unit of Foremost RSU (each a “Foremost RSU”) to acquire one (1) Foremost Share outstanding immediately prior to the Effective Date shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Foremost RSU holder thereof to Foremost (free and clear of any encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

i)	0.9136 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement RSU to acquire such number of new Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

ii)	0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for two (2) restricted share units of Rio Grande to acquire such number of Rio Grande Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU. Concurrently with the exchange of the Foremost Options and Foremost RSU’s, each share purchase warrant of Foremost (each a “Foremost Warrant”) shall be amended to entitle the holder thereof to receive, upon due exercise thereof, for the exercise price immediately prior to the Effective Time:

Page 27 | 28

FOREMOST CLEAN ENERGY LTD.

(FORMERLY FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.)

Notes to the Condensed Interim Consolidated Financial Statements

December 31, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

13.	SPIN-OUT TRANSACTION (Continued)

i)	one (1) New Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and

ii)	two (2) Rio Grande Shares for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time,

Additionally, Foremost and Rio Grande have acknowledged and agreed that:

i)	Rio Grande shall forthwith upon receipt of written notice from Foremost from time to time issue, as directed by Foremost, that number of Rio Grande Shares as may be required to satisfy the foregoing;

ii)	Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande an amount for each two (2) Rio Grande Shares so issued that is equal to the exercise price under the Foremost Warrant multiplied by the fair market value of two (2) Rio Grande Shares at the Effective Time divided by the total fair market value of a Foremost Share and two (2) Rio Grande Shares at the Effective Time; and

iii)	the terms and conditions applicable to the Foremost Warrants, immediately after the Effective Time, will otherwise remain unchanged from the terms and conditions of the Foremost Warrants as they exist immediately before the Effective Time.

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